

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Marco Alfonsi
Chief Executive Officer
Can B Corp
960 South Broadway, Suite 120
Hicksville, NY 11801

      Re: Can B Corp
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 1
          Filed September 11, 2020
          File No. 024-11233

Dear Mr. Alfonsi:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Arden Anderson